                                                 File No. 70-8611


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                 ______________________________

                         AMENDMENT NO. 6
                               TO
                            FORM U-1
                 _______________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                   SOUTHERN OHIO COAL COMPANY
                    CENTRAL OHIO COAL COMPANY
                      WINDSOR COAL COMPANY
                       OHIO POWER COMPANY
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
           and address of principal executive office)

                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




     Southern Ohio Coal Company ("SOCCo"), Windsor Coal Company ("Windsor") and Central Ohio Coal Company ("COCCo"), subsidiaries of Ohio Power Company, an electric utility subsidiary of American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby amend their Application or Declaration on Form U-1 in File No. 70-8611, as heretofore amended, as follows:
     1. By amending and restating the third sentence in the first new paragraph added in Amendment No. 5 as follows:
     "The reduced coal costs resulting from the proposed transactions will be reflected in the fuel rate charged to Ohio Power's wholesale customers, other than Wheeling
     Power Company, because the adjustments will flow through the fuel clause."
     2. By amending and restating the third sentence in the second new paragraph added in Amendment No. 5 as follows:
     "In calculating the overall rate of return on the investment, Ohio Power will make an adjustment on the first day of April in each succeeding year based on changes in the rate of return on common equity allowed by either (i) the Federal Energy Regulatory Commission
     ('FERC') in Ohio Power's latest wholesale rate proceeding or (ii) The Public Utilities Commission of Ohio in Ohio Power's latest retail rate proceeding, whichever of the two is the most recent."
     3.   By supplying an Opinion of Counsel as Exhibit F hereto.


                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by their duly authorized officer.
                              SOUTHERN OHIO COAL COMPANY
                              WINDSOR COAL COMPANY
                              CENTRAL OHIO COAL COMPANY
                              OHIO POWER COMPANY


                              By:  /s/ G. P. Maloney
                                   Vice President

February 6, 1996
                                                       70-8611.#6




                                                        Exhibit F




614/223-1648


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

February 6, 1996

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with the Securities and Exchange Commission by Central Ohio Coal Company, Southern Ohio Coal Company and Windsor Coal Company, coal subsidiaries of Ohio Power Company, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1 and the documents referred to in it and such other documents as I have found necessary to form the basis of this opinion.

I am of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration, as the same may be amended:

     (a) All state laws applicable to the proposed transactions will have been complied with;

     (b) The Companies may lawfully return excess capital to Ohio Power Company through declaration of a dividend on their common stock out of capital surplus;

     (c) Central Ohio Coal Company and Windsor Coal Company may lawfully reduce the par value and stated capital of their common shares to increase their capital surplus;
          and

     (d) Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Companies or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer
                                                       8611#6.opn